Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2020

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

(UNAUDITED)

Item	Page
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Comprehensive Loss	3
Consolidated Statements of Changes in Equity	4-5
Consolidated Statements of Cash Flows	6
Notes to Condensed Consolidated Interim Financial Statements	7-18

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Balance Sheets
(in thousands, except share data)

	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$252,906	$293,484
Short-term deposits	55,300	28,300
Accounts receivable, net	103,693	132,558
Inventories	152,685	168,504
Prepaid expenses	7,568	6,567
Other current assets	19,209	29,659
Total current assets	591,361	659,072
Non-current assets
Property, plant and equipment, net	198,521	189,706
Goodwill	-	385,658
Other intangible assets, net	65,083	87,328
Operating lease right-of-use assets	18,905	20,936
Other non-current assets	35,238	38,819
Total non-current assets	317,747	722,447
Total assets	$909,108	$1,381,519

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$23,478	$35,818
Accrued expenses and other current liabilities	26,462	28,528
Accrued compensation and related benefits	28,536	34,013
Deferred revenues	47,288	52,268
Operating lease liabilities - short term	8,675	9,292
Total current liabilities	134,439	159,919
Non-current liabilities
Deferred revenues - long-term	13,436	16,039
Operating lease liabilities - long term	10,600	12,445
Other non-current liabilities	33,291	35,343
Total non-current liabilities	57,327	63,827
Total liabilities	$191,766	$223,746

Contingencies (see note 11)

Redeemable non-controlling interests	568	622

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 55,112 thousands shares and 54,441 thousands shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	150	148
Additional paid-in capital	2,722,839	2,706,894
Accumulated other comprehensive loss	(9,289)	(7,716)
Accumulated deficit	(1,996,926)	(1,542,175)
Total equity	716,774	1,157,151
Total liabilities and equity	$909,108	$1,381,519

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended September 30,		Nine Months Ended September 30,
in thousands, except per share data	2020	2019	2020	2019
Net sales
Products	$83,548	$106,346	$240,597	$321,778
Services	44,344	51,114	137,825	154,145
	127,892	157,460	378,422	475,923
Cost of sales
Products	47,339	44,341	126,556	135,605
Services	30,784	35,710	98,491	105,285
	78,123	80,051	225,047	240,890

Gross profit	49,769	77,409	153,375	235,033

Operating expenses
Research and development, net	19,562	23,620	65,059	70,234
Selling, general and administrative	48,343	59,741	155,630	173,217
Goodwill impairment	386,154	-	386,154	-
	454,059	83,361	606,843	243,451

Operating loss	(404,290)	(5,952)	(453,468)	(8,418)

Financial income (expenses), net	(167)	289	(847)	2,796

Loss before income taxes	(404,457)	(5,663)	(454,315)	(5,622)
Income tax expenses (benefit)	(343)	586	(2,250)	3,084

Share in profits (losses) of associated companies	(952)	(733)	(2,740)	495

Net loss	$(405,066)	$(6,982)	$(454,805)	$(8,211)

Net loss attributable to non-controlling interests	(4)	(41)	(54)	(152)

Net loss attributable to Stratasys Ltd.	$(405,062)	$(6,941)	$(454,751)	$(8,059)

Net loss per ordinary share attributable to Stratasys Ltd. - basic and diluted	$(7.35)	$(0.13)	$(8.29)	$(0.15)

Weighted average ordinary shares outstanding - basic and diluted	55,086	54,394	54,851	54,201

Comprehensive loss
Net loss	(405,066)	(6,982)	(454,805)	(8,211)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,056	(954)	(611)	(1,398)
Unrealized gains (losses) on derivatives designated as cash flow hedges	(1,851)	34	(962)	1,184
Other comprehensive income (loss), net of tax	(795)	(920)	(1,573)	(214)
Comprehensive loss	(405,861)	(7,902)	(456,378)	(8,425)
Less: comprehensive loss attributable to non-controlling interests	(4)	(41)	(54)	(152)
Comprehensive loss attributable to Stratasys Ltd.	$(405,857)	$(7,861)	$(456,324)	$(8,273)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands)
Three and Nine Months Ended September 30, 2020
					Accumulated
			Additional		Other
	Ordinary Shares		Paid-In	Accumulated	Comprehensive	Total
	Number of shares	Par Value	Capital	deficit	Loss	Equity
Balance as of December 31, 2019	54,441	148	2,706,894	(1,542,175)	(7,716)	1,157,151
Issuance of shares in connection with stock-based compensation plans	358	1	29	-	-	30
Stock-based compensation	-	-	4,907	-	-	4,907
Comprehensive loss	-	-	-	(21,703)	(1,132)	(22,835)
Balance as of March 31, 2020	54,799	$149	$2,711,830	$(1,563,878)	$(8,848)	$1,139,253
Issuance of shares in connection with stock-based compensation plans	231	1	22	-	-	23
Stock-based compensation	-	-	6,111	-	-	6,111
Comprehensive income (loss)	-	-	-	(27,986)	354	(27,632)
Balance as of June 30, 2020	55,030	$150	$2,717,963	$(1,591,864)	$(8,494)	$1,117,755
Issuance of shares in connection with stock-based compensation plans	82	*	-	-	-	*
Stock-based compensation	-	-	4,876	-	-	4,876
Comprehensive loss	-	-	-	(405,062)	(795)	(405,857)
Balance as of September 30, 2020	55,112	$150	$2,722,839	$(1,996,926)	$(9,289)	$716,774
* Represents an amount less than 0.5 thousand

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands)
Three and Nine Months Ended September 30, 2019
					Accumulated
			Additional		Other
	Ordinary Shares		Paid-In	Accumulated	Comprehensive	Total
	Number of shares	Par Value	Capital	deficit	Loss	Equity
Balance as of December 31, 2018	53,881	146	2,681,048	(1,531,326)	(7,753)	1,142,115
Issuance of shares in connection with stock-based compensation plans	167	*	2,222	-	-	2,222
Stock-based compensation	-	-	4,229	-	-	4,229
Comprehensive income (loss)	-	-	-	(2,270)	568	(1,702)
Balance as of March 31, 2019	54,048	$146	$2,687,499	$(1,533,596)	$(7,185)	$1,146,864
Issuance of shares in connection with stock-based compensation plans	296	1	2,030	-	-	2,031
Stock-based compensation	-	-	6,093	-	-	6,093
Comprehensive income	-	-	-	1,152	138	1,290
Balance as of June 30, 2019	54,344	$147	$2,695,622	$(1,532,444)	$(7,047)	$1,156,278
Issuance of shares in connection with stock-based compensation plans	84	1	917	-	-	918
Stock-based compensation	-	-	5,435	-	-	5,435
Comprehensive loss	-	-	-	(6,941)	(920)	(7,861)
Balance as of September 30, 2019	54,428	$148	$2,701,974	$(1,539,385)	$(7,967)	$1,154,770

* Represents an amount less than 0.5 thousand

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Cash Flows
	Nine Months Ended September 30,
in thousands	2020	2019

Cash flows from operating activities
Net loss	$(454,805)	$(8,211)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Goodwill impairment	386,154	-
Intangible assets impairment charges	5,256	-
Depreciation and amortization	37,428	37,934
Stock-based compensation	15,894	15,757
Foreign currency transaction loss (gain)	(2,565)	777
Deferred income taxes	(1,541)	(1,667)
Share in losses (profits) of associated companies	2,740	(495)
Gain from sale of unconsolidated entity	-	(3,578)
Other non-cash items, net	338	720

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	29,563	2,827
Inventories	15,167	(44,925)
Net investment in sales-type leases	917	2,450
Other current assets and prepaid expenses	5,805	(6,922)
Other non-current assets	1,764	5,377
Accounts payable	(17,579)	(4,793)
Other current liabilities	(8,430)	(424)
Deferred revenues	(8,070)	(2,764)
Other non-current liabilities	(3,932)	172
Net cash provided by (used in) operating activities	4,104	(7,765)

Cash flows from investing activities
Purchase of property and equipment	(19,912)	(16,472)
Proceeds from sale of equity method investment	3,175	-
Investments in short-term bank deposits	(27,000)	-
Net proceeds from divestitures of subsidiaries and associated companies	1,000	-
Investment in unconsolidated entities	-	(4,500)
Purchase of intangible assets	(1,598)	(1,643)
Proceeds from sale of plant and property	-	129
Proceeds from sale of subsidiaries and unconsolidated entity	-	4,909
Other investing activities	89	(679)
Net cash used in investing activities	(44,246)	(18,256)

Cash flows from financing activities
Repayment of debt	-	(27,293)
Proceeds from exercise of stock options	53	5,169
Net cash provided by (used in) financing activities	53	(22,124)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(484)	1,602

Net change in cash, cash equivalents and restricted cash	(40,573)	(46,543)
Cash, cash equivalents and restricted cash, beginning of period	293,597	393,734

Cash, cash equivalents and restricted cash, end of period	$253,024	$347,191

Supplemental disclosures of cash flow information:
Transfer of inventory to fixed assets	2,445	2,304
Transfer of fixed assets to inventory	281	201

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Business Description and Basis of Presentation

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a global provider of applied additive technology solutions for a broad range of industries. The Company focuses on customers’ business requirements and seeks to create new value for its customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. The Company operates a 3D printing ecosystem of solutions and expertise, comprised of: 3D printers ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”) based on precise fused deposition modeling (“FDM”) and PolyJet technologies; advanced materials for use with its 3D printers; software with voxel level control; application-based services; on-demand parts; and key partnerships.

The condensed consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The Company's financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which requires the Company to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in its financial statements. Although the Company current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the Company expectations, which could materially affect its results of operations and financial position.

In particular, a number of estimates have been and will continue to be affected by the ongoing Coronavirus Disease 2019 (“COVID-19”) pandemic. The severity, magnitude and duration, as well as the economic consequences, of the COVID-19 pandemic, are uncertain, rapidly changing and difficult to predict. As a result, the accounting estimates and assumptions may change over time in response to COVID-19. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuation; inventory valuation; assessment of the annual effective tax rate; and the allowance for expected credit losses and bad debt.

The results of operations for the three and nine months ended September 30, 2020 include a goodwill impairment charge of $386.2 million, and are not indicative of results that could be expected for the entire fiscal year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s Annual Report on Form 20-F for such year on February 26, 2020.

Note 2. New Accounting Pronouncements

Accounting Pronouncements Adopted in the Current Period

In August 2018, the Financial Accounting Standards Board (the “FASB”) issued an Accounting Standards Update (an “ASU”) that clarifies the accounting for implementation costs in cloud computing arrangements. This ASU requires the implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement, if those costs would be capitalized by the customers in a software licensing arrangement. The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements.

In June 2016, the FASB issued an ASU that supersedes the existing impairment model for most financial assets to a current expected credit loss model. The new guidance requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. The ASU also requires that credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses. The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued new guidance to simplify the accounting for income taxes by removing certain exceptions to the general principles and simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of the adoption of the new guidance on its consolidated financial statements.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 3. Revenues

Disaggregation of Revenues

The following table presents the Company’s revenues disaggregated by geographical region (based on the Company's customers' locations) and revenue type for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(U.S. $ in thousands)		(U.S. $ in thousands)
Americas
Products	$52,827	$67,088	$145,871	$192,279
Service	33,770	39,816	106,000	119,149
Total Americas	86,597	106,904	251,871	311,428

EMEA
Products	17,245	22,710	53,735	74,119
Service	6,003	6,223	17,348	19,747
Total EMEA	23,248	28,933	71,083	93,866

Asia Pacific
Products	13,476	16,548	40,991	55,380
Service	4,571	5,075	14,477	15,249
Total Asia Pacific	18,047	21,623	55,468	70,629

Total Revenues	$127,892	$157,460	$378,422	$475,923

The following table presents the Company’s revenues disaggregated based on the timing of revenue recognition (at a specific point in time or over the course of time) for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(U.S. $ in thousands)		(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$83,548	$106,346	$240,597	$321,778
Services	10,387	11,157	29,809	32,531
Total revenues recognized in point in time	93,935	117,503	270,406	354,309

Revenues recognized over time from:
Services	33,957	39,957	108,016	121,614
Total revenues recognized over time	33,957	39,957	108,016	121,614

Total Revenues	$127,892	$157,460	$378,422	$475,923

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Contract Assets and Contract Liabilities

Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of September 30, 2020 and December 31, 2019.

Contract liabilities include advance payments and billings in excess of revenue recognized, which are primarily related to advanced billings for service type warranty. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of September 30, 2020 and December 31, 2019 were as follows:

	September 30,	December 31,
	2020	2019
	U.S. $ in thousands

Deferred revenues*	60,724	68,307

*Includes $13.4 million and $16.0 million under long term deferred revenue in the Company's consolidated balance sheets as of September 30, 2020 and December 31, 2019, respectively.

Revenue recognized in 2020 that was included in deferred revenue balance as of January 1, 2020 was $10.5 million and $42.1 million for the three and nine months ended September 30, 2020, respectively.

Remaining Performance Obligations

Remaining Performance Obligations ("RPO") represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of September 30, 2020, the total RPO amounted to $82.1 million. The Company expects to recognize $68.3 million of this RPO during the next 12 months, $9.2 million over the subsequent 12 months and the remaining $4.6 million thereafter.

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer, as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization, as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of September 30, 2020 and December 31, 2019, the deferred commissions amounted to $4.4 million and $3.9 million, respectively.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 4. Inventories

Inventories consisted of the following:

	September 30,	December 31,
	2020	2019
	U.S. $ in thousands
Finished goods	$72,373	$87,967
Work-in-process	2,838	3,106
Raw materials	77,474	77,431
	152,685	168,504

Note 5. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the nine months ended September 30, 2020 were as follows:

U.S. $ in thousands

Goodwill as of January 1, 2020	$385,658
Foreign currency translation adjustments	496
Goodwill impairment	(386,154)
Goodwill as of September 30, 2020	$-

During the fourth quarter of 2019, the Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit.

Following its quantitative assessment, the Company concluded that the fair value of its Stratasys-Objet reporting unit exceeded its carrying amount by approximately 8.7%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $386 million.

When evaluating the fair value of its Stratasys-Objet reporting unit, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs into the valuation method. Key assumptions used to determine the estimated fair value include: (a) expected cash flows for five years following the assessment date which were based on, among other factors, expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value that utilized a terminal year growth rate of 3.1% that was determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.5% based on management’s best estimate of the after-tax weighted average cost of capital. If any of these were to vary materially from the Company's estimates, the Company could face impairment of goodwill allocated to this reporting unit in the future.

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill allocated to this reporting unit in the future.

A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of Stratasys-Objet reporting unit by approximately $45 million and $81 million, respectively.

Based on the Company’s assessment as of December 31, 2019, no goodwill was determined to be impaired.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

During the first quarter of 2020, the Company performed an analysis of the impact of recent events, including business and industry specific considerations, on the fair value of the Stratasys-Objet reporting unit. As part of this analysis the Company considered the potential impacts of COVID-19 and the sensitivity of estimates and assumptions used in the last annual impairment test as well as changes in market capitalization.

During the second quarter of 2020, the Company announced a restructuring plan to reduce operating expenses as part of a cost realignment program to focus on profitable growth (the “Plan”). The Plan’s cost-cutting measures included workforce reductions affecting approximately 10% of employees, as well as other cost-mitigation measures. Please refer to Note 12 for further discussion. The Company reassessed its analysis from the first quarter in light of macroeconomic developments and its cost-cutting measures.

Based on the Company's goodwill assessment for the Stratasys-Objet reporting unit, the Company determined that no impairment was required as of June 30, 2020, and March 31, 2020.
During the third quarter of 2020, the Company noted that indicators of potential impairment existed which required an interim goodwill impairment analysis for Stratasys-Objet reporting unit. These indicators included longer and deeper than expected reduction in the business, refinement to the company’s business focus into additional inorganic technologies and sustained decline in the Company’s market capitalization during the past two quarters, all,  primarily as a result of the COVID-19 impact on the global economy and the Company’s business.

As a result of the factors discussed above, the Company revisited its assumptions supporting the cash flow projections for its Stratasys-Objet reporting unit, including: (i) the expected duration and depth of revenue reduction and certain revenue growth assumptions; (ii) the associated operating profit margins; and (iii) the long term growth rate. In estimating the discounted cash flow, the Company used the following key assumptions: the Company currently expects it will take approximately two years to regain the loss of revenue and return to its pre COVID-19 activity levels considering the impact of both volume and price with a similar effect on profitability. Following such period, the Company expects to return to similar growth rates as estimated in prior valuations. The Company assumes a long term terminal growth rate of 2.5% lower than the 3.1% used in prior valuations. In addition, changes in business focus due to introduction of new technologies is expected to lower the total revenues related to the Stratasys-Objet reporting unit. The resulting cash flow amounts were discounted using the same discount rate of 13.5%.

Based on the revised cash flow projections, the value of the reporting unit has decreased below its carrying value, and the Company recorded in the third quarter of 2020, goodwill impairment charge of $386.2 million, the entire reporting unit’s goodwill.

Other Intangible Assets

Other intangible assets consisted of the following:

	September 30, 2020			December 31, 2019
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$286,888	$(256,861)	$30,027	$299,100	$(252,136)	$46,964
Patents	16,722	(8,145)	8,577	15,142	(7,067)	8,075
Trademarks and trade names	26,019	(20,829)	5,190	25,991	(19,966)	6,025
Customer relationships	101,745	(80,456)	21,289	102,936	(76,813)	26,123
Capitalized software development costs	18,489	(18,489)	-	18,630	(18,489)	141
	$449,863	$(384,780)	$65,083	$461,799	$(374,471)	$87,328

During the third quarter of 2020, the Company concluded that the carrying amount of certain of its definite-life purchased intangible assets are not recoverable due to certain indicators of impairment including weaker than expected operating results and due to management decision in the third quarter of 2020 to stop selling these products. The Company assessed the recoverability of its definite-life intangibles assets based on their projected undiscounted future cash flows expected to result from each intangible asset. Based on the results of the recoverability assessment, the Company determined that the carrying values of certain intangible assets exceed their undiscounted cash flow projections and therefore were not recoverable. For those unrecoverable intangible assets that considered to be fully impaired, the Company recorded impairment charges of $5.3 million during the third quarter of 2020. Impairment charges of $5.3 million, related to developed technology intangible assets were classified as costs of sales.

Amortization expenses relating to intangible assets for the three-month periods ended September 30, 2020 and 2019 were approximately $6.2 million and $6.5 million, respectively. Amortization expenses relating to intangible assets for the nine-month periods ended September 30, 2020 and 2019 were approximately $18.6 million each.

As of September 30, 2020, the estimated amortization expenses relating to intangible assets for each of the following future periods were as follows:

Estimated
amortization expenses
(U.S. $ in thousands)
Remaining 3 months of 2020	$6,019
2021	23,857
2022	21,884
2023	7,315
Thereafter	6,008
Total	65,083

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 6. Loss Per Share

The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	In thousands, except per share amounts		In thousands, except per share amounts
Numerator:
Net loss attributable to Stratasys Ltd. for basic and diluted loss per share	$(405,062)	$(6,941)	$(454,751)	$(8,059)

Denominator:
Weighted average shares - denominator for basic and diluted net loss per share	55,086	54,394	54,851	54,201

Net loss per share attributable to Stratasys Ltd.
Basic	$(7.35)	$(0.13)	$(8.29)	$(0.15)
Diluted	$(7.35)	$(0.13)	$(8.29)	$(0.15)

The computation of diluted net loss per share excluded share awards of 4.8 million shares and 4.5 million shares for the three and nine months ended September 30, 2020 and 2019, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

Note 7. Income Taxes

The Company had income tax benefit of $0.3 million for the three-month period ended September 30, 2020 compared to income tax expenses of $0.6 million for the three month period ended September 30, 2019, and income tax benefit of $2.2 million for the nine-month period ended September 30, 2020 compared to income tax expenses of $3.1 million for the nine-month period ended September 30, 2019. The Company’s effective tax rate as of September 30, 2020 was primarily impacted by the goodwill impairment charge, which is not deductible for tax purposes.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 8. Fair Value Measurements

Financial instruments measured at fair value

The following table summarizes the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	September 30, 2020	December 31, 2019
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$100	$63
Foreign exchange forward contracts designated as hedging instruments	220	315

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(534)	(388)
Foreign exchange forward contracts designated as hedging instruments	(552)	(326)
	$(766)	$(336)

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, short-term deposits, current and non-current receivables, net investment in sales-type leases, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Derivative instruments and hedging activities

Since the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), Euro, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures. These contracts mature through July 2021.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		September 30,	December 31,	September 30,	December 31,
	Balance sheet location	2020	2019	2020	2019
		U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$100	$63	$48,847	$11,001
Assets derivatives -Foreign exchange contracts, designated as cash flow hedging	Other current assets	220	315	25,635	25,045
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(534)	(388)	30,605	92,929
Liability derivatives -Foreign exchange contracts, designated as hedging instruments	Accrued expenses and other current liabilities	(552)	(326)	18,500	45,262
		$(766)	$(336)	$123,587	$174,237

Foreign exchange contracts not designated as hedging instruments

As of September 30, 2020, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $79.5 million, and were used to reduce foreign currency exposures. With respect to such derivatives, losses of $3.2 million were recognized under financial income (expenses), net for the three-month periods ended September 30, 2020 and 2019, and losses of $2.4 million and $4.5 million were recognized under financial income (expenses), net for the nine-month periods ended September 30, 2020 and 2019, respectively. Such gains or losses partially offset the foreign currency revaluation changes of the balance sheet items. These foreign currencies revaluation changes are also recognized under financial income (expenses), net.

Cash Flow Hedging - Hedges of Forecasted Foreign Currency Payroll

As of September 30, 2020, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of $23.5 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Cash Flow Hedging - Hedges of Forecasted Foreign Currency Revenue

As of September 30, 2020, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of 18.0 million Euro into U.S. dollars. The Company transacts business in U.S. dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue in the normal course of business and accordingly, they are not speculative in nature.

Note 10. Equity

a. Stock-based compensation plans

Stock-based compensation expenses for equity-classified stock options, restricted share units (“RSUs”) and performance stock units ("PSUs") were allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	U.S $ in thousands		U.S $ in thousands

Cost of sales	$524	$475	$1,424	$1,370
Research and development, net	1,587	1,494	4,846	3,764
Selling, general and administrative	2,765	3,466	9,624	10,623
Total stock-based compensation expenses	$4,876	$5,435	$15,894	$15,757

A summary of the Company’s stock option activity for the nine months ended September 30, 2020 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2020	1,961,532	$31.16
Granted	360,000	17.10
Exercised	(2,237)	8.09
Forfeited	(145,504)	38.71
Options outstanding as of September 30, 2020	2,173,791	28.34
Options exercisable as of September 30, 2020	1,739,420	$31.03

As of September 30, 2020, the unrecognized compensation cost of $2.1 million related to all unvested, equity-classified stock options is expected to be recognized as an expense over a weighted-average period of 3.2 years.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs and PSUs activity for the nine months ended September 30, 2020 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2020	2,362,991	$24.10
Granted	1,425,536	17.80
Vested	(669,477)	23.21
Forfeited	(445,400)	21.97
Unvested as of September 30, 2020	2,673,650	$21.32

The fair value of RSUs and PSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of September 30, 2020, the unrecognized compensation cost of $45.1 million related to all unvested, equity-classified RSUs and PSUs is expected to be recognized as expense over a weighted-average period of 2.7 years.

b. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the nine months ended September 30, 2020 and 2019, respectively:

	Nine Months Ended September 30, 2020
	Net Unrealized Loss on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2020	$(10)	$(7,706)	$(7,716)
Other comprehensive loss before reclassifications	(299)	(611)	(910)
Amounts reclassified from accumulated other comprehensive loss	(663)	-	(663)
Other comprehensive loss	(962)	(611)	(1,573)
Balance as of September 30, 2020	$(972)	$(8,317)	$(9,289)

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	Nine Months Ended September 30, 2019
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2019	$(627)	$(7,126)	$(7,753)
Other comprehensive income (loss) before reclassifications	1,689	(1,398)	291
Amounts reclassified from accumulated other comprehensive loss	(505)	-	(505)
Other comprehensive income (loss)	1,184	(1,398)	(214)
Balance as of September 30, 2019	$557	$(8,524)	$(7,967)

Note 11. Contingencies

Legal proceedings

The Company is a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.

Note 12. Restructuring Plan

On June 2, 2020, the Company announced a restructuring plan to reduce operating expenses as part of a cost realignment program to focus on profitable growth (the "Plan"). The Plan’s cost-cutting measures included workforce reductions affecting approximately 10% of employees, as well as other cost-mitigation measures.

The Company recorded $5.2 million and $3.6 million of employee-related charges and other related charges, respectively, during the second quarter of 2020. During the third quarter the Company recorded an additional $0.3 million of employee-related charges with respect to the Plan.
As of September 30, 2020, an amount of $4.5 million was paid out the total employee-related charges recorded. The remaining amount is expected to be paid by during the fourth quarter.